UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SHL TELEMEDICINE LTD.

(Name of Issuer)

American Depositary Shares, each representing one ordinary share, par value NIS 0.01 per share

(Title of Class of Securities)

78423T200

(CUSIP Number)

Ilana Freundlich

94 Yigal Alon Street, Tel Aviv 6789155, Israel

+972-3-5611152

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78423T200	Page 2 of 7

1	NAME OR REPORTING PERSON Danbar Finance Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 791,405
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 791,405
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 791,405
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Matan Wulkan and Nir Rotenberg are the shareholders of Danbar Finance Ltd. (“Danbar”). Mr. Wulkan and Mr. Rotenberg are the sole directors of Danbar. Mr. Rotenberg was elected as a director of SHL Telemedicine Ltd. (the “Issuer”) upon approval of the Issuer’s shareholders at the Issuer’s annual general meeting of shareholders on February 8, 2024. Danbar, Mr. Wulkan and Mr. Rotenberg are collectively referred to as the “Reporting Persons”.

(2)	Based on 16,392,754 Ordinary Shares outstanding as of December 26, 2023 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission (“SEC”) on December 28, 2023).

CUSIP No. 78423T200	Page 3 of 7

1	NAME OR REPORTING PERSON Matan Wulkan(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,727(2)
	8	SHARED VOTING POWER 791,405
	9	SOLE DISPOSITIVE POWER 122,727(2)
	10	SHARED DISPOSITIVE POWER 791,405

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 914,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Matan Wulkan is a director and a shareholder of Danbar.

(2)	The 122,727 Ordinary Shares are held of record by Miri Wulkan, Mr. Wulkan’s mother. Mr. Wulkan has sole voting and dispositive power over such Ordinary Shares.

(3)	Based on 16,392,754 Ordinary Shares outstanding as of December 26, 2023 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on December 28, 2023).

CUSIP No. 78423T200	Page 4 of 7

1	NAME OR REPORTING PERSON Nir Rotenberg(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,000
	8	SHARED VOTING POWER 791,405
	9	SOLE DISPOSITIVE POWER 27,000
	10	SHARED DISPOSITIVE POWER 791,405

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 818,405
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Nir Rotenberg is a director and a shareholder of Danbar.

(2)	Based on 16,392,754 Ordinary Shares outstanding as of December 26, 2023 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on December 28, 2023).

CUSIP No. 78423T200	Page 5 of 7

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 26, 2023 by the Reporting Persons named herein.

Item 1. Security and Issuer.

This item is not being amended by this Schedule 13D/A.

Item 2. Identity and Background.

This item is not being amended by this Schedule 13D/A.

Item 3. Source and Amount of Funds or Other Consideration.

This item is not being amended by this Schedule 13D/A.

Item 4. Purpose of Transaction.

Item 4. “Purpose of Transaction” of the Schedule 13D is hereby amended to add the following;

On February 8, 2024, Mr. Rotenberg was elected as a Director of the Issuer upon approval of the Issuer’s shareholders at the Issuer’s annual general meeting of shareholders.

CUSIP No. 78423T200	Page 6 of 7

Item 5. Interest in Securities of the Issuer.

(a) (b)	Number and percentage of Issuer Ordinary Shares beneficially owned by each Reporting Person:

Reporting Person	Number of Ordinary Shares		Percentage of Class(1)
Danbar Finance Ltd.	791,405	(2)	4.8%
Matan Wulkan	914,132	(3)	5.6%
Nir Rotenberg	818,405	(4)	5.0%

(1)	Based on 16,392,754 Ordinary Shares outstanding as of December 26, 2023 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on December 28, 2023).

(2)	Danbar is deemed to beneficially own 791,405 Ordinary Shares held by it directly.

(3)	Mr. Wulkan is deemed to beneficially own 914,132 Ordinary Shares, consisting of: (i) 122,727 Ordinary Shares held of record by Miri Wulkan, Mr. Wulkan’s mother. Mr. Wulkan has sole voting and dispositive power over such Ordinary Shares, and (ii) 791,405 Ordinary Shares held by Danbar, over which Mr. Wulkan shares voting and dispositive power with Mr. Rotenberg.

(4)	Mr. Rotenberg is deemed to beneficially own 818,405 Ordinary Shares, consisting of: (i) 27,000 Ordinary Shares held directly, and (ii) 791,405 Ordinary Shares held by Danbar, over which Mr. Rotenberg shares voting and dispositive power with Mr. Wulkan.

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The table below specifies the date, amount and weighted average per share price of Ordinary Shares purchased by the Reporting Persons in the past sixty days. All transactions reflected in the table below were effected in the open market on the SIX Swiss Exchange:

Reporting Person	Trade Date	Number of Ordinary Shares	Avg. Price Per Ordinary Share(1)
Danbar Finance Ltd.	February 6, 2024	11,934	CHF 5.55
Danbar Finance Ltd.	February 7, 2024	33,066	CHF 5.66
Danbar Finance Ltd.	February 8, 2024	19,512	CHF 5.45
Matan Wulkan	January 11, 2024	3,667	CHF 6.25
Matan Wulkan	January 15, 2024	3,600	CHF 6.46
Matan Wulkan	January 17, 2024	1,946	CHF 6.05
Matan Wulkan	January 18, 2024	3,454	CHF 6.14
Matan Wulkan	January 19, 2024	3,600	CHF 6.01
Matan Wulkan	January 22, 2024	3,588	CHF 5.92
Matan Wulkan	January 23, 2024	7,212	CHF 5.89
Matan Wulkan	January 24, 2024	3,600	CHF 5.57
Matan Wulkan	January 26, 2024	1,742	CHF 5.60
Matan Wulkan	February 2, 2024	7,258	CHF 5.57
Matan Wulkan	February 5, 2024	5,497	CHF 5.45
Matan Wulkan	February 6, 2024	1,800	CHF 5.55
Matan Wulkan	February 8, 2024	230	CHF 5.20
Nir Rotenberg	January 23, 2024	8,100	CHF 5.90

(1)	The price reported is the weighted average price in Swiss franc (“CHF”) as of the relevant trade date. The Reporting Persons undertake to provide, upon request by the staff of the SEC, full information regarding the number of Ordinary Shares purchased at each separate price within the ranges set forth in this footnote.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This item is not being amended by this Schedule 13D/A.

Item 7. Material to Be Filed as Exhibits.

This item is not being amended by this Schedule 13D/A.

CUSIP No. 78423T200	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

DANBAR FINANCE LTD.

	By:	/s/ Matan Wulkan
	Name:	Matan Wulkan
	Title:	Director

MATAN WULKAN

/s/ Matan Wulkan

NIR ROTENBERG

/s/ Nir Rotenberg